UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
1-36521
FORM 12b-25
NOTIFICATION OF LATE FILING
CUSIP NUMBER
H84689100

(Check one):	☒Form 10-K	□Form 20-F	□Form 11-K	□Form 10-Q	□Form 10-D	□Form N-SAR
	□Form 10-D	□Form N-SAR	□Form N-CSR

For Period Ended: December 31, 2014
□Transition Report on Form 10-K
□Transition Report on Form 20-F
□Transition Report on Form 11-K
□Transition Report on Form 10-Q
□Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TCP International Holdings Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

Alte Steinhauserstrasse 1
Address of Principal Executive Office (Street and Number)

6330 Cham, Switzerland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant expects to file its Annual Report on Form 10-K for the year ended December 31, 2014 on or before April 15, 2015. The Registrant could not complete the filing of its Annual Report on Form 10-K within the initially prescribed time period without unreasonable effort and expense due to an ongoing investigation by the Audit Committee of the Registrant's Board of Directors, which was previously disclosed in the Registrant's Current Report on Form 8-K filed on March 3, 2015.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Catlett	330	954-7357
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).        ☒Yes    □No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

□Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TCP International Holdings Ltd.
(Name of Registrant as Specified in Charter)
_________________________________________
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015	By:	/s/ Brian Catlett
Brian Catlett Chief Financial Officer and Treasurer